ELLIE MAE, INC.

4155 HOPYARD ROAD, SUITE 200

PLEASANTON, CALIFORNIA 94588

April 14, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Michael F. Johnson, Staff Attorney
Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc.
Registration Statement on Form S-1 (Registration No. 333-166438)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (Registration No. 333-166438) (the “Registration Statement”) of Ellie Mae, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 14, 2011, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Robert W. Phillips at (650) 463-3051.

The Company acknowledges the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ELLIE MAE, INC.

By:	/s/ Elisa Lee
Elisa Lee
Vice President and General Counsel